Filed Pursuant to Rule 424(b)(3)

SEC File #333-195015

Prospectus Supplement

Dated May 14, 2015 (to Prospectus dated April 7, 2015)

1st FRANKLIN FINANCIAL CORPORATION

This Prospectus Supplement is part of, and should be read in conjunction with, the Prospectus dated April 7, 2015.

This Prospectus Supplement includes the quarterly report to investors filed as Exhibit 19 to the Quarterly Report on Form 10-Q for the three-month period ended March 31, 2014 of 1st Franklin Financial Corporation, filed with the Securities and Exchange Commission on May 14, 2015.

1st

FRANKLIN

FINANCIAL

CORPORATION

QUARTERLY

REPORT TO INVESTORS

AS OF AND FOR THE

THREE MONTHS ENDED

MARCH 31, 2015

1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation’s and its consolidated subsidiaries’ (the “Company”, “our” or “we”) financial condition and operating results as of March 31, 2015, and for the three-month periods ended March 31, 2015 and 2014.  This analysis and the accompanying unaudited condensed consolidated financial statements and related notes should be read in conjunction with the Company's audited consolidated financial statements and related notes included in the Company’s 2014 Annual Report.  Results achieved in any interim period are not necessarily reflective of the results to be expected for any other interim or full year period.

Forward-Looking Statements:

Certain information in this discussion, and other statements contained in this Quarterly Report which are not statements of historical facts, may be forward-looking statements within the meaning of the federal securities laws.  Such forward-looking statements involve known and unknown risks and uncertainties.  The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause actual future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in the interest rate environment, unexpected reductions in the size of or collectability of our loan portfolio, reduced sales or increased redemptions of our securities, unavailability of borrowings under our credit facility, federal and state regulatory changes affecting consumer finance companies, increases in unemployment, unfavorable outcomes in legal proceedings and adverse or unforeseen developments in any of the matters described under “Risk Factors” in our 2014 Annual Report, as well as other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.  The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

We are engaged in the consumer finance business, primarily in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage real estate loans on real estate.  As of March 31, 2015, the Company’s business was operated through a network of 282 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina and Tennessee.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure that any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance policies as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

Total assets were $617.2 million at March 31, 2015 compared to $605.6 million at December 31, 2014, an increase of 2%.  The increase was attributed to increases in our cash and cash equivalents and an increase in other assets.

Cash and cash equivalents increased $36.2 million (246%) at March 31, 2015 compared to December 31, 2014.  The increase was mainly due to funds generated from payments on loans and from growth in the sales of the Company's debt securities.  The Company typically experiences a seasonal decline in its net loan portfolio during the first quarter of each year as loan liquidations exceed loan originations.  This scenario creates positive liquidity which contributed to the aforementioned increase in our cash position.  During the first quarter of 2015, our net loan portfolio declined $25.0 million (6%) at March 31, 2015 compared to the prior year-end.  We project growth in our net loan portfolio as the year progresses.  Included in our net loan portfolio is our allowance for loan losses which reflects Management’s estimate of the level of allowance adequate to cover probable losses inherent in the loan portfolio as of the date of the statement of financial position.  To evaluate the overall adequacy of our allowance for loan losses, we consider the level of loan receivables, historical loss trends, loan delinquency trends, bankruptcy trends and overall economic conditions.  See Note 2, “Allowance for Loan Losses,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s Allowance for Loan Losses.  Management believes the allowance for loan losses is adequate to cover probable losses inherent in the portfolio at March 31, 2015; however, unexpected changes in trends or deterioration in economic conditions could result in a change in the allowance.  Any increase could have a material adverse impact on our results of operations or financial condition in the future.

Increased sales of the Company's debt securities also contributed to the increase in cash and cash equivalents.  Funds provided from sales of debt securities during the quarter just ended added $11.4 million in to our cash and cash equivalents.

The Company maintains funds in restricted accounts at its insurance subsidiaries in order to comply with certain requirements imposed on insurance companies by the State of Georgia and to meet the reserve requirements of its reinsurance agreements.  Restricted cash also includes escrow deposits held by the Company on behalf of certain mortgage real estate customers.  At March 31, 2015, restricted cash increased $1.2 million (115%) compared to December 31, 2014.

Our investment portfolio declined $3.4 million (2%) at March 31, 2015 compared to the prior year end.  Redemptions due to calls and scheduled maturities on bonds led to the decrease.  The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A portion of these investment securities have been designated as “available for sale” (87% as of March 31, 2015 and 85% as of December 31, 2014) with any unrealized gain or loss, net of deferred income taxes, accounted for as other comprehensive income in the Company’s Condensed Consolidated Statements of Comprehensive Income.  The remainder of the Company’s investment portfolio represents securities carried at amortized cost and designated as “held to maturity,” as Management does not intend to sell, and does not believe that it is more likely than not that it would be required to sell, such securities before recovery of the amortized cost basis.  Management believes the Company has adequate funding available to meet liquidity needs.

The Company also has a separate investment portfolio, captioned "Equity Fund Investments".  Total value of the fund at March 31, 2015 was $26.2 million compared to $26.1 million at December 31, 2014.  Earnings on the portfolio resulted in the increase.  The Company uses the equity method of accounting to account for this investment.

Other assets increased $2.5 million (12%) as of March 31, 2015 compared to December 31, 2014 mainly due to an increase in accounts receivable due in conjunction with credit insurance products sold by the Company.  As previously mentioned, the Company offers credit insurance products to our loan customers as an agent for a nonaffiliated insurance company.

Accrued expenses and other liabilities declined $7.4 million (31%) at March 31, 2015 compared to December 31, 2014 mainly due to payment of 2014 incentive bonuses in February 2015.  Also contributing to the decrease was lower accrued salary expenses at March 31, 2015.

Results of Operations:

Total revenue during the first quarter of 2015 grew $1.7 million (4%) to $51.1 million compared to $49.4 million during the first quarter of 2014.  Higher interest and finance charge income earned on our loan and investment portfolios was the primary factor responsible for the increase in revenues.  Although revenues were higher, expenses increased at a higher rate resulting in a decrease in net income.  Net income during the same comparable periods was $8.6 million and $10.8 million, respectively, representing a 21% decrease.

Net Interest Income

Net interest income represents the difference between income on earning assets (loans and investments) and the cost of funds on interest bearing liabilities.  Our net interest income is affected by the size and mix of our loan and investment portfolios as well as the spread between interest and finance charges earned on the respective assets and interest incurred on our debt.  Our net interest income increased $1.9 million (6%) during the three-month period ended March 31, 2015 compared to the same period in 2014.  A higher level of average net receivables led to an increase in interest and finance charges earned of $2.1 million (6%) during the three-month period ended March 31, 2015 compared to the same period in 2014.

Although average daily borrowings increased $22.9 million during the three-month period ended March 31, 2015 compared to the same period in 2014, the low interest rate environment resulted in only a minimal increase in interest expense during the comparable periods.  The Company's average borrowing rate decreased to 3.23% during the three-month period just ended compared to 3.24% during the same period a year ago.

Management projects that, based on historical results, average net receivables will grow during the remainder of the year, and earnings are expected to increase accordingly.  However, a decrease in net receivables or an increase in interest rates on outstanding borrowings could negatively impact our net interest margin.

Insurance Income

Net insurance income decreased $.1 million (2%) during the three-month period ended March 31, 2015 compared to the prior year period.  Premiums and commissions increased; however, the increase was lower than in prior years due to combination of two factors: (i) a decrease in number of customers opting for credit insurance and (ii) higher volume on loan products that do not include an option for insurance.  Higher insurance claims and expenses offset the increase in premiums and commissions, resulting in the decline in net insurance income.

Provision for Loan Losses

The Company’s provision for loan losses is a charge against earnings to maintain the allowance for loan losses at a level that Management estimates is adequate to cover probable losses inherent as of the date of the statement of financial position.

Our provision for loan losses increased $.3 million (6%) during the three-month period ended March 31, 2015 compared to the same period in 2014.  The increase was due to a higher level of  net charge offs.

Determining a proper allowance for loan losses is a critical accounting estimate which involves Management’s judgment with respect to certain relevant factors, such as historical and expected loss trends, unemployment rates in various locales, current and expected net charge offs, delinquency levels, bankruptcy trends and overall general and industry specific economic conditions.

Management continues to monitor unemployment rates, which have decreased slightly in recent periods, but remain higher than historical averages in the states in which we operate.  Volatility in gasoline prices is also being monitored.  These factors tend to adversely impact our customers which, in turn, could have an adverse impact on our allowance for loan losses. Based on present and expected overall economic conditions, however, Management believes the allowance for loan losses is adequate to absorb losses inherent in the loan portfolio as of March

31, 2015.  However, continued higher than historical average levels of unemployment and/or volatile market conditions could cause actual losses to vary materially from our estimated amounts.  Management may determine it is appropriate to increase the allowance for loan losses in future periods, or actual losses could exceed allowances in any period, either of which events could have a material negative impact on our results of operations in the future.

Other Operating Expenses

The  Company's other operating expenses increased $3.0 million (11%) during the three-month period ended March 31, 2015 compared to the same period a year ago.  Other operating expenses encompasses personnel expense, occupancy expense and miscellaneous other expenses.

Personnel expense increased $1.4 million (8%) during the three-month period ended March 31, 2015 compared to the same period in 2014.  The increases were primarily due to an increase in the number employees, annual merit salary increases, increases in the Company's incentive bonus accrual, increases in employee benefit expenses, increases in contributions to the Company's 401(k) plan and increased payroll taxes.

Higher maintenance expense, depreciation expense and increased rent expense caused occupancy expense to increase $0.2 million (6%) during the three-month period just ended compared to the same period a year ago.

During the three-month period ended March 31, 2015, miscellaneous other operating expenses increased $1.5 million (22%) compared to the same period in 2014.  The increases were mainly the result of increases in advertising expenses, increases in charitable contributions, increases in consultant fees, increases in computer expenses, increases in legal and audit expenses, increases in postage expense, increases in travel expenses and increases in taxes and license expenses.

Income Taxes

The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes.  Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns of, the shareholders of the Company, rather then being taxed at the corporate level.  Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S corporation status.  Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries.  The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences.

Effective income tax rates were approximately 12% and 10%, respectively, during the three-month periods ended March 31, 2015 and 2014.  The Company’s effective tax rates during the reporting periods were lower than statutory rates due to income at the S corporation level being passed to the shareholders of the Company for tax reporting purposes, whereas income earned at the insurance subsidiary level was taxed at the corporate level.  The tax rates of the Company’s insurance subsidiaries are below statutory rates primarily due to investments in tax exempt bonds held by the Company’s insurance subsidiaries.

Quantitative and Qualitative Disclosures About Market Risk:

Interest rates continued to be near historical low levels during the reporting period.  We currently expect only minimal fluctuations in market interest rates during the remainder of the year, thereby minimizing the expected impact on our net interest margin; however, no assurances can be given in this regard.  Please refer to the market risk analysis discussion contained in our 2014 Annual Report on Form 10-K as of and for the year ended December 31, 2014 for a more detailed analysis of our market risk exposure.  There were no material changes in our risk exposures in the three months ended March 31, 2015 as compared to those at December 31, 2014.

Liquidity and Capital Resources:

As of March 31, 2015 and December 31, 2014, the Company had $50.9 million and $14.7 million, respectively, invested in cash and cash equivalents, the majority of which was held by the parent company.

The Company’s investments in marketable securities can be readily converted into cash, if necessary.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to a parent company by its wholly-owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholders’ surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiary.  At December 31, 2014, Frandisco Property and Casualty Insurance Company (“Frandisco P&C”) and Frandisco Life Insurance Company (“Frandisco Life”), the Company’s wholly-owned insurance subsidiaries, had policyholders’ surpluses of $62.5 million and $62.3 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2015, without prior approval of the Georgia Insurance Commissioner, is approximately $11.6 million.  No dividends were paid during the three-month period ended March 31, 2015.

The majority of the Company’s liquidity requirements are financed through the collection of receivables and through the sale of short- and long-term debt securities.  The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to its receivables and securities sales, the Company has an external source of funds available under a credit facility with Wells Fargo Preferred Capital, Inc. (the “credit agreement”).  The credit agreement, as amended, provides for borrowings of up to $100.0 million or 70% of the Company's net finance receivables (as defined in the Credit Agreement), whichever is less and has a maturity date of September 11, 2017.  Available borrowings under the credit agreement were $100.0 million at March 31, 2015 and December 31, 2014, at an interest rate of 3.75%.  The credit agreement contains covenants customary for financing transactions of this type.  At March 31, 2015, the Company was in compliance with all covenants.  Management believes this credit facility, when considered with the Company’s other expected sources of funds, should provide sufficient liquidity for the continued growth of the Company for the foreseeable future.

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserves.  During the three months ended March 31, 2015, there were no material changes to the critical accounting policies or related estimates disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.

Allowance for Loan Losses

Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses at a level considered adequate to cover probable credit losses inherent in our loan portfolio.

The allowance for loan losses is established based on the determination of the amount of probable losses inherent in the loan portfolio as of the reporting date.  We review, among other things, historical charge off experience factors, delinquency reports, historical collection rates, economic trends such as unemployment rates, gasoline prices and bankruptcy filings and other information in order to make what we believe are the necessary judgments as to probable losses.  Assumptions regarding probable losses are reviewed periodically and may be impacted by our actual loss experience and changes in any of the factors discussed above.

Revenue Recognition

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those active accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals.  Since the majority of the Company's accounts with precomputed charges are paid off or renewed prior to maturity, the result is that most of those accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis.  Income is not accrued on any loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves

Included in unearned insurance premiums and commissions on the Unaudited Condensed Consolidated Statements of Financial Position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on generally accepted actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previously estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of any of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

See “Recent Accounting Pronouncements” in Note 1 to the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for a discussion of any applicable recently adopted accounting standards and the expected impact of accounting standards recently issued but not yet required to be adopted.  For pronouncements already adopted, any material impacts on the Company’s consolidated financial statements are discussed in the applicable section(s) of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

1st FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)
	March 31,	December 31,
	2015	2014
ASSETS

CASH AND CASH EQUIVALENTS	$ 50,925,977	$ 14,726,542

RESTRICTED CASH	2,310,245	1,073,157

LOANS: Direct Cash Loans Real Estate Loans Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums and Commissions Allowance for Loan Losses Net Loans	436,699,768 20,217,705 24,115,215 481,032,688 55,851,454 33,236,636 28,620,000 363,324,598	471,195,331 20,271,000 23,906,111 515,372,442 63,079,794 35,331,723 28,620,000 388,340,925

INVESTMENT SECURITIES: Available for Sale, at fair value Held to Maturity, at amortized cost	131,885,057 20,328,270 152,213,327	132,847,073 22,762,252 155,609,325

EQUITY METHOD INVESTMENTS	26,185,825	26,059,579

OTHER ASSETS	22,246,590	19,778,517

TOTAL ASSETS	$ 617,206,562	$ 605,588,045

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$346,991,060	$ 335,186,200
ACCRUED EXPENSES AND OTHER LIABILITIES	16,803,235	24,228,121
SUBORDINATED DEBT	37,348,028	37,726,538
Total Liabilities	401,142,323	397,140,859

COMMITMENTS AND CONTINGENCIES (Note 6) STOCKHOLDERS' EQUITY:
Preferred Stock: $100 par value, 6,000 shares authorized; no shares outstanding	--	--
Common Stock Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	170,000 --	170,000 --
Accumulated Other Comprehensive Income	3,501,540	3,663,475
Retained Earnings	212,392,699	204,613,711
Total Stockholders' Equity	216,064,239	208,447,186

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 617,206,562	$ 605,588,045

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF
INCOME AND RETAINED EARNINGS
(Unaudited)

	Three Months Ended
	March 31,
	2015	2014

INTEREST INCOME	$ 38,023,452	$ 35,929,184
INTEREST EXPENSE	3,069,077	2,889,252
NET INTEREST INCOME	34,954,375	33,039,932

Provision for Loan Losses	6,222,076	5,894,232

NET INTEREST INCOME AFTER
PROVISION FOR LOAN LOSSES	28,732,299	27,145,700

NET INSURANCE INCOME:
Premiums	12,173,044	11,863,199
Insurance Claims and Expenses	2,607,844	2,149,027
	9,565,200	9,714,172

OTHER REVENUE	943,548	1,593,291

OTHER OPERATING EXPENSES:
Personnel Expense	18,004,338	16,619,454
Occupancy Expense	3,438,364	3,244,937
Other	8,128,765	6,663,689
Total	29,571,467	26,528,080

INCOME BEFORE INCOME TAXES	9,669,580	11,925,083

Provision for Income Taxes	1,113,590	1,140,471

NET INCOME	8,555,990	10,784,612

RETAINED EARNINGS, Beginning of Period	204,613,711	194,655,367
Distributions on Common Stock	777,002	4,620,000
RETAINED EARNINGS, End of Period	$ 212,392,699	$ 200,819,979

BASIC EARNINGS PER SHARE:
170,000 Shares Outstanding for all
Periods (1,700 voting, 168,300 non-voting)	$50.33	$63.44

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended
	March 31, 2015	March 31, 2014

Net Income	$ 8,555,990	$ 10,784,612

Other Comprehensive Income (Loss):
Net changes related to available-for-sale
securities:
Unrealized gains (losses)	(149,420)	3,234,442
Income tax benefit (expense)	(12,515)	(875,152)
Net unrealized gains (losses)	(161,935)	2,359,290

Less reclassification of gain to
net income (1)	-	7

Total Other Comprehensive
Income (Loss)	(161,935)	2,359,283

Total Comprehensive Income	$ 8,394,055	$ 13,143,895

(1)

No amounts were reclassified on the Condensed Consolidated Statements of Income and

Retained Earnings (unaudited) for the three months ended March 31, 2015.

Reclassified $9 to other operating expenses and $2 to provision for income taxes on the Condensed Consolidated Statements of Income and Retained Earnings (unaudited) for the three months ended March 31, 2014.

See Notes to Unaudited Condensed Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended
	March 31,
	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 8,555,990	$ 10,784,612

Adjustments to reconcile net income to net cash

provided by operating activities:

Provision for loan losses

Depreciation and amortization

Provision for deferred income taxes

Earnings in equity method investment

Other

(Increase) decrease in miscellaneous other assets

Decrease in other liabilities

Net Cash Provided

	6,222,076 845,671 (170,082) (126,246) 304,019 (2,305,599) (7,267,319) 6,058,510	5,894,232 744,421 (98,342) (287,465) 278,425 2,192,964 (6,515,287) 12,993,560

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased Loan payments Increase in restricted cash Purchases of marketable debt securities Redemptions of marketable debt securities Fixed asset additions, net Net Cash Provided	(72,171,909) 90,966,160 (1,237,088) (1,453,499) 4,395,000 (1,007,087) 19,491,577	(65,353,269) 82,874,628 (611,629) (6,968,202) 5,235,000 (499,058) 14,677,470

CASH FLOWS FROM FINANCING ACTIVITIES:

Net increase in senior demand notes

Advances on credit line

Payments on credit line

Commercial paper issued

Commercial paper redeemed

Subordinated debt securities issued

Subordinated debt securities redeemed

Dividends / Distributions

Net Cash Provided

	1,668,146 131,028 (131,028) 15,990,094 (5,853,380) 2,371,190 (2,749,700) (777,002) 10,649,348	4,081,095 131,016 (131,016) 12,680,956 (6,887,193) 2,134,671 (2,576,936) (4,620,000) 4,812,593

NET INCREASE CASH AND CASH EQUIVALENTS	36,199,435	32,483,623

CASH AND CASH EQUIVALENTS, beginning	14,726,542	26,399,839

CASH AND CASH EQUIVALENTS, ending	$ 50,925,977	$ 58,883,462

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest Income Taxes	$ 2,961,192 20,000	$ 2,889,769 100,000

See Notes to Unaudited Condensed Consolidated Financial Statements

-NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2014 and for the year then ended included in the Company's 2014 Annual Report filed with the Securities and Exchange Commission.

In the opinion of Management of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the Company's consolidated financial position as of March 31, 2015 and December 31, 2014, its consolidated results of operations, comprehensive income and cash flows for the three-month periods ended March 31, 2015 and 2014. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The Company’s financial condition and results of operations as of and for the three months ended March 31, 2015 are not necessarily indicative of the results to be expected for the full fiscal year or any other future period.  The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ materially from those estimates.

The computation of earnings per share is self-evident from the accompanying Condensed Consolidated Statements of Income and Retained Earnings (Unaudited).  The Company has no dilutive securities outstanding.

Recent Accounting Pronouncements:

There were no recently released accounting pronouncements that Management believes would have a material impact on the Company.

Note 2 – Allowance for Loan Losses

The allowance for loan losses is based on Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Management’s approach to estimating and evaluating the allowance for loan losses is on a total portfolio level based on historical loss trends, bankruptcy trends, the level of receivables at the balance sheet date, payment patterns and economic conditions primarily including, but not limited to, unemployment levels and gasoline prices.  Historical loss trends are tracked on an on going basis.  The trend analysis includes statistical analysis of the correlation between loan date and charge off date, charge off statistics by the total loan portfolio, and charge off statistics by branch, division and state.  Delinquency and bankruptcy filing trends are also tracked.  If trends indicate an adjustment to the allowance for loan losses is warranted, Management will make what it considers to be appropriate adjustments.  The level of receivables at the balance sheet date is reviewed and adjustments to the allowance for loan losses are made if Management determines increases or decreases in the level of receivables warrants an adjustment.  The Company uses monthly unemployment statistics, and various other monthly or periodic economic statistics, published by departments of the U.S. government and other economic statistics providers to determine the economic component of the allowance for loan losses.  Such allowance is, in the opinion of Management, sufficiently adequate for probable losses in the current loan portfolio.  As the estimates used in determining the loan loss reserve are influenced by outside factors, such as consumer payment patterns and general economic conditions, there is uncertainty inherent in these estimates.  Actual results could vary based on future changes in significant assumptions.

Management does not disaggregate the Company’s loan portfolio by loan class when evaluating loan performance.  The total portfolio is evaluated for credit losses based on contractual delinquency and other economic conditions. The Company classifies delinquent accounts at the end of each month according to the number of installments past due at that time, based on the then-existing terms of the contract.  Accounts are classified in delinquency categories based on the number of days past due.  When three installments are past due, we classify the account as being 60-89 days past due; when four or more installments are past due, we classify the account as being 90 days or more past due.  When a loan becomes five installments past due, it is charged off unless Management directs that it be retained as an active loan. In making this charge off evaluation, Management considers factors such as pending insurance, bankruptcy status and other indicators of collectability. In addition, no installment is counted as being past due if at least 80% of the contractual payment has been paid. In connection with any bankruptcy court-initiated repayment plan and as allowed by state regulatory authorities, the Company effectively resets the delinquency rating of each account to coincide with the court initiated repayment plan. The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums, if applicable.

When a loan becomes 60 days or more past due based on its original terms, it is placed in nonaccrual status.  At such time, the accrual of any additional finance charges is discontinued.  Finance charges are then only recognized to the extent there is a loan payment received or when the account qualifies for return to accrual status.  Nonaccrual loans return to accrual status when the loan becomes less than 60 days past due.  There were no loans past due 60 days or more and still accruing interest at March 31, 2015 or December 31, 2014.  The Company’s principal balances on non-accrual loans by loan class as of March 31, 2015 and December 31, 2014 are as follows:

Loan Class	March 31, 2015	December 31, 2014

Consumer Loans	$ 20,042,965	$ 23,124,540
Real Estate Loans	895,745	919,600
Sales Finance Contracts	648,328	739,009
Total	$ 21,587,039	$ 24,783,149

An age analysis of principal balances on past due loans, segregated by loan class, as of March 31, 2015 and December 31, 2014 follows:

March 31, 2015	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$ 12,562,051	$ 6,174,175	$ 13,173,174	$ 31,909,400
Real Estate Loans	355,269	249,442	532,214	1,136,925
Sales Finance Contracts	381,220	173,737	444,044	999,001
Total	$ 13,298,540	$ 6,597,354	$ 14,149,432	$ 34,045,326

December 31, 2014	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$ 11,919,463	$ 7,217,788	$ 14,282,710	$ 33,419,961
Real Estate Loans	441,721	180,756	504,384	1,126,861
Sales Finance Contracts	374,821	209,845	463,957	1,048,623
Total	$ 12,736,005	$ 7,608,389	$ 15,251,051	$ 35,595,445

In addition to the delinquency rating analysis, the ratio of bankrupt accounts to the total loan portfolio is also used as a credit quality indicator.  The ratio of bankrupt accounts outstanding to total principal loan balances outstanding at March 31, 2015 and December 31, 2014 was 2.81% and 2.48%, respectively.

Nearly our entire loan portfolio consists of small homogeneous consumer loans (of the product types set forth in the table below).

March 31, 2015	Principal Balance	% Portfolio	3 Months Net Charge Offs	% Net Charge Offs

Consumer Loans	$ 434,968,175	90.9%	$ 6,106,817	98.2
Real Estate Loans	19,848,975	4.1	(3,787)	(.1)
Sales Finance Contracts	23,913,586	5.0	119,046	1.9
Total	$ 478,730,736	100.0%	$ 6,222,076	100.0%

March 31, 2014	Principal Balance	% Portfolio	3 Months Net Charge Offs	% Net Charge Offs

Consumer Loans	$ 410,972,676	90.8%	$ 5,713,824	96.9
Real Estate Loans	19,619,407	4.4	(1,222)	-
Sales Finance Contracts	21,863,183	4.8	181,630	3.1
Total	$ 452,455,266	100.0%	$ 5,894,232	100.0%

Sales finance contracts are similar to consumer loans in nature of loan product, terms, customer base to whom these products are marketed, factors contributing to risk of loss and historical payment performance, and together with consumer loans, represented approximately 96% of the Company’s loan portfolio at March 31, 2015 and 2014.  As a result of these similarities, which have resulted in similar historical performance, consumer loans and sales finance contracts represent substantially all loan losses.  Real estate loans and related losses have historically been insignificant, and, as a result, we do not stratify the loan portfolio for purposes of determining and evaluating our loan loss allowance.  Due to the composition of the loan portfolio, the Company determines and monitors the allowance for loan losses on a collectively evaluated, single portfolio segment basis.  Therefore, a roll forward of the allowance for loan loss activity at the portfolio segment level is the same as at the total portfolio level.  We have not acquired any impaired loans with deteriorating quality during any period reported.  The following table provides additional information on our allowance for loan losses based on a collective evaluation:

	Three Months Ended
	Mar. 31, 2015	Mar. 31, 2014
Allowance for Credit Losses:
Beginning Balance	$ 28,620,000	$ 24,680,789
Provision for Loan Losses	6,222,076	5,894,232
Charge-offs	(8,859,721)	(8,443,132)
Recoveries	2,637,645	2,548,900
Ending Balance	$ 28,620,000	$ 24,680,789

Ending Balance; collectively evaluated for impairment	$ 28,620,000	$ 24,680,789

Finance receivables:
Ending Balance	$ 478,730,736	$452,455,266
Ending Balance; collectively evaluated for impairment	$ 478,730,736	$ 452,455,266

Troubled Debt Restructings ("TDR's") represent loans on which the original terms of the loans have been modified as a result of the following conditions: (i) the restructuring constitutes a concession and (ii) the borrower is experiencing financial difficulties. Loan modifications by the Company involve payment alterations, interest rate concessions and/ or reductions in the amount owed by the borrower.  The following table presents a summary of loans that were restructured during the three months ended March 31, 2015.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	1,110	$ 2,968,080	$ 2,823,413
Real Estate Loans	13	108,315	108,265
Sales Finance Contracts	50	96,552	93,636
Total	1,173	$ 3,172,947	$ 3,025,314

The following table presents a summary of loans that were restructured during the three months ended March 31, 2014.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	879	$ 2,776,850	$ 2,590,986
Real Estate Loans	15	113,052	113,052
Sales Finance Contracts	43	108,299	104,674
Total	937	$ 2,998,201	$ 2,808,712

TDR's that occurred during the previous twelve months and subsequently defaulted during the three months ended March 31, 2015 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	193	$ 333,099
Real Estate Loans	1	1,000
Sales Finance Contracts	7	6,883
Total	201	$ 340,982

TDR's that occurred during the twelve months ended March 31, 2014 and subsequently defaulted during the three months ended March 31, 2014 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	184	$ 360,106
Real Estate Loans	-	-
Sales Finance Contracts	7	8,538
Total	191	$ 368,644

The level of TDR's, including those which have experienced a subsequent default, is considered in the determination of an appropriate level of allowance of loan losses.

Note 3 – Investment Securities

Debt securities available-for-sale are carried at estimated fair value. Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair values of these debt securities were as follows:

	As of March 31, 2015		As of December 31, 2014
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available-for-Sale: Obligations of states and political subdivisions Corporate securities	$ 127,088,406 130,316 $ 127,218,722	$ 131,511,722 373,335 $ 131,885,057	$ 127,901,002 130,316 $ 128,031,318	$ 132,428,086 418,987 $ 132,847,073
Held to Maturity: Obligations of states and political subdivisions	$ 20,328,270	$ 20,704,837	$ 22,762,252	$ 23,129,621

Gross unrealized losses on investment securities totaled $415,870 and $480,517 at March 31, 2015 and December 31, 2014, respectively.  The following table provides an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of March 31, 2015 and December 31, 2014:

Less than 12 Months			12 Months or Longer		Total
March 31, 2015	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 16,336,899	$ (217,639)	$ 4,096,282	$ (131,002)	$ 20,433,181	$ (348,641)

Held to Maturity:
Obligations of states and political subdivisions	1,978,829	(37,506)	500,000	(29,723)	2,478,829	(67,229)

Total	$ 18,315,728	$ (255,145)	$ 4,596,282	$ (160,725)	$22,912,010	$ (415,870)

	Less than 12 Months		12 Months or Longer		Total
December 31, 2014	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 6,047,595	$ (115,227)	$ 12,257,317	$(242,701)	$18,304,912	$ (357,928)

Held to Maturity:
Obligations of states and political subdivisions	1,970,828	(45,586)	1,387,733	(77,003)	3,358,561	(122,589)

Total	$ 8,018,423	$ (160,813)	$ 13,645,050	$ (319,704)	$21,663,473	$ (480,517)

The previous two tables represent 33 and 32 investments held by the Company at March 31, 2015 and December 31, 2014, respectively, the majority of which are rated “A” or higher by Standard & Poor’s.  The unrealized losses on the Company’s investments listed in the above tables were primarily the result of interest rate and market fluctuations.  Based on the credit ratings of these investments, along with the consideration of whether the Company has the intent to sell or will be more likely than not required to sell the applicable investment before recovery of amortized cost basis, the Company does not consider the impairment of any of these investments to be other-than-temporary at March 31, 2015 or December 31, 2014, respectively.

The Company’s insurance subsidiaries internally designate certain investments as restricted to cover their policy reserves and loss reserves.  Funds are held in separate trusts for the benefit of each insurance subsidiary at U.S. Bank National Association ("US Bank").  US Bank serves as trustee under a trust agreement with the Company's property and casualty insurance company subsidiary ("Frandisco P&C"), as grantor, and American Bankers Insurance Company of Florida as the beneficiary.  At March 31, 2015, this trust held $23.3 million in available-for-

sale investment securities at market value and $7.8 million in held-to-maturity investment securities at amortized cost.  US Bank also serves as trustee under a trust agreement with the Company's life insurance subsidiary (“Frandisco Life”) as grantor and American Bankers Life Assurance Company as beneficiary.  At March 31, 2015, the trust for Frandisco Life held $3.0 million in available-for-sale investment securities at market value and $1.0 million in held-to-maturity investment securities at amortized cost.  The amounts required to be held in each trust change as required reserves change.  All earnings on assets in the trusts are remitted to Frandisco P&C and Frandisco Life, respectively.  Any charges associated with the trust are paid by the beneficiaries of each trust.

Note 4 – Fair Value

Under ASC No. 820, fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable.  A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for

identical or similar instruments in markets that are not active; and model-derived   valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following methods and assumptions are used by the Company in estimating fair values of its financial instruments:

Cash and Cash Equivalents:  Cash includes cash on hand and with banks.  Cash equivalents are short-term highly liquid investments with original maturities of three months or less.   The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between origination of the instruments and their expected realization.  The estimated fair value of cash and cash equivalents is classified as a Level 1 financial asset.

Loans:  The carrying value of the Company’s direct cash loans and sales finance contracts approximates the fair value since the estimated life, assuming prepayments, is short-term in nature.  The fair value of the Company’s real estate loans approximates the carrying value since the interest rate charged by the Company approximates market rate.  The estimated fair value of loans is classified as a Level 3 financial asset.

Marketable Debt Securities:  The Company values Level 2 securities using various observable market inputs obtained from a pricing service. The pricing service prepares evaluations of fair value for our Level 2 securities using proprietary valuation models based on techniques such as multi-dimensional relational models, and series of matrices that use observable market inputs. The fair value measurements and disclosures guidance defines observable market inputs as the assumptions market participants would use in pricing the asset developed on market data obtained from sources independent of the Company. The extent of the use of each observable market input for a security depends on the type of security and the market conditions at the balance sheet date. Depending on the security, the priority of the use of observable market inputs may change as some observable market inputs may not be relevant or additional inputs may be necessary. The Company uses the following observable market inputs (“standard inputs”), listed in the approximate order of priority, in the pricing evaluation of Level 2 securities: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research data.  State, municipalities and political subdivisions securities are priced by our pricing service using material event notices and new issue data inputs in addition to the standard inputs.  See additional information, including the table below, regarding fair value under ASC No. 820, and the  fair value measurement of available-for-sale marketable debt securities.

Equity Method Investment:  The fair value of equity method investment is estimated based on the Company's allocable share of the investee net asset value as of the reporting date.

Senior Debt Securities:  The carrying value of the Company’s senior debt securities approximates fair value due to the relatively short period of time between the origination of the instruments and their expected repayment.  The estimate of fair value of senior debt securities is classified as a Level 2 financial liability.

Subordinated Debt Securities:  The carrying value of the Company’s variable rate subordinated debt securities approximates fair value due to the re-pricing frequency of the securities.  The estimate of fair value of subordinated debt securities is classified as a Level 2 financial liability.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value.  The Company performs due diligence to understand the inputs and how the data was calculated or derived.  The Company employs a market approach in the valuation of its obligations of states, political subdivisions and municipal revenue bonds that are available-for-sale.  These investments are valued on the basis of current market quotations provided by independent pricing services selected by Management based on the advice of an investment manager.  To determine the value of a particular investment, these independent pricing services may use certain information with respect to market transactions in such investment or comparable investments, various relationships observed in the market between investments, quotations from dealers, and pricing metrics and calculated yield measures based on valuation methodologies commonly employed in the market for such investments. Quoted prices are subject to internal price verification procedures.  We validate prices received using a variety of methods including, but not limited, to comparison to other pricing services or corroboration of pricing by reference to independent market data such as a secondary broker.  There was no change in this methodology during any period reported.

Assets measured at fair value as of March 31, 2015 and December 31, 2014 were available-for-sale investment securities which are summarized below:

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
Description	2015	(Level 1)	(Level 2)	(Level 3)

Corporate securities Obligations of states and political subdivisions Total	$ 373,335 131,511,722 $131,885,057	$ 373,335 -- $ 373,335	$ -- 131,511,722 $ 131,511,722	$ -- -- $ --

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2014	(Level 1)	(Level 2)	(Level 3)

Corporate securities Obligations of states and political subdivisions Total	$ 418,987 132,847,086 $ 132,847,073	$ 418,987 -- $ 418,987	$ -- 132,428,086 $ 132,428,086	$ -- -- $ --

Note 5 – Equity Method Investment

The Company has one investment accounted for using the equity method of accounting.  On November 1, 2013, the Company invested $10.0 million in Meritage Capital, Centennial Absolute Return Fund, L.P. (the "Fund").  An additional $15.0 million was invested on April 1, 2014.  The carrying value of this investment was $26.2 million and $26.1 million as of March 31, 2015 and December 31, 2014, respectively.  The Company's ownership interest in the Fund was 25.71% and 25.76% at March 31, 2015 and December 31, 2014, respectively.  The Company earned $.1 million and $.3 million from this investment during the three month periods ended March 31, 2015 and 2014, respectively, which was recorded in other revenue on the Company's consolidated statement of income.  With at least 60 days notice, the Company has the ability to redeem its investment in the Fund at the end of any calendar quarter  The Company has no investment commitments to the fund.

Condensed financial statement information of the equity method investment is as follows:

	March 31, 2015	December 31, 2014
Company's equity method investment	$ 26,185,825	$ 26,059,579
Partnership assets	$ 105,406,807	$ 104,677,496
Partnership liabilities	$ 2,711,600	$ 2,667,002
Partnership net income	$ 697,439	$ 4,560,544

Note 6 – Commitments and Contingencies:

The Company is, and expects in the future to continue to be, involved in various legal proceedings incidental to its business from time to time.  Management makes provisions in its financial statements for legal, regulatory, and other contingencies when, in the opinion of Management, a loss is probable and reasonably estimable.  At March 31, 2015, no such known proceedings or amounts, individually or in the aggregate, were expected to have a material impact on the Company or its financial condition or results of operations.

Note 7 – Income Taxes

Effective income tax rates were approximately 12% and 10% during the three-month periods ended March 31, 2015 and 2014, respectively.  The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes.  Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns of the shareholders of the Company, rather than being taxed at the corporate level.  Notwithstanding this election, income taxes are reported for, and paid by, the Company's insurance subsidiaries, as they are not allowed by law to be treated as S corporations, as well as for the Company in Louisiana, which does not recognize S corporation status.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to investments in tax exempt bonds held by the Company’s property insurance subsidiary.

 Note 8 – Credit Agreement

Effective September 11, 2009, the Company entered into a credit facility with Wells Fargo Preferred Capital, Inc.  The credit agreement provides for borrowings of up to $100.0 million or 70% of the Company's net finance receivables (as defined in the Credit Agreement), whichever is less, and has a maturity date of September 11, 2017.  Available borrowings under the credit agreement were $100.0 million at March 31, 2015 and December 31, 2014, at an interest rate of 3.75%.  The credit agreement contains covenants customary for financing transactions of this type.  At March 31, 2015, the Company was in compliance with all covenants.

Note 9 – Related Party Transactions

The Company engages from time to time in transactions with related parties.  Please refer to the disclosure contained in Note 10 “Related Party Transactions” in the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2014 for additional information on such transactions.

Note 10 – Segment Financial Information

The Company discloses segment information in accordance with FASB ASC 280.  FASB ASC 280 requires companies to determine segments based on how managment makes decisions about allocating resources to segments and measuring their performance.  The Company operates in five operating divisions one reportable business segment.

The Company has five operating divisions which comprise its operations:  Division I through Division V.  Each divisions consists of a number of branch offices that are aggregated based on vice president responsibility and geographic location.  Division I consists of offices located in South Carolina.  Offices in North Georgia comprise Division II, Division III consists of offices in South Georgia.  Division IV represents our Alabama and Tennessee offices, and our offices in Louisiana and Mississippi encompass Division V.

Accounting policies of each of the divisions are the same as those for the Company as a whole.  Performance is measured based on objectives set at the beginning of each year and include various factors such as division profit, growth in earning assets and delinquency and loan loss management.  All division revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the divisions.

The following table summarizes revenues, profit and assets by each of the Company's divisions.  Also in accordance therewith, a reconciliation to consolidated net income is provided.

	Division	Division	Division	Division	Division
	I	II	III	IV	V	Total
	(in thousands)
Division Revenues:
3 Months ended 3/31/2015	$ 6,889	$ 11,839	$ 10,723	$ 9,852	$ 8,798	$ 48,101
3 Months ended 3/31/2014	6,540	11,406	10,893	9,390	8,530	46,759

Divison Profit:
3 Months ended 3/31/2015	$ 2,564	$ 6,078	$ 5,128	$ 3,975	$ 3,323	$ 21,068
3 Months ended 3/31/2014	2,603	5,897	5,420	3,937	3,456	21,313

Division Assets:
3/31/2015	$ 55,197	$ 99,896	$ 92,045	$ 98,853	$ 71,085	$ 417,076
12/31/2014	57,964	106,362	98,627	103,094	76,210	442,257

			3 Months Ended 3/31/2015 (in Thousands)	3 Months Ended 3/31/2014 (in Thousands)
Reconciliation of Profit:
Profit per division			$21,068	$ 21,313
Corporate earnings not allocated			3,039	2,627
Corporate expenses not allocated			(14,438)	(12,015)
Income taxes not allocated			(1,113)	(1,140)
Net income			$ 8,556	$ 10,785

BRANCH OPERATIONS

Ronald F. Morrow	Vice President
Virginia K. Palmer	Vice President
J. Patrick Smith, III	Vice President
Marcus C. Thomas	Vice President
Michael J. Whitaker	Vice President
Joseph R. Cherry	Area Vice President
John B. Gray	Area Vice President

REGIONAL OPERATIONS DIRECTORS

Sonya Acosta	Loy Davis	Steve Knotts	Marty Miskelly
Michelle Rentz Benton	Carla Eldridge	Judy Landon	Larry Mixson
Bert Brown	Jimmy Fairbanks	Sharon Langford	William Murillo
Ron Byerly	Chad Frederick	Jeff Lee	Mike Olive
Keith Chavis	Shelia Garrett	Tommy Lennon	Hilda Phillips
Rick Childress	Brian Hill	Lynn Lewis	Jennifer Purser
Bryan Cook	David Hoard	Jimmy Mahaffey	Summer Rhodes
Richard Corirossi	Gail Huff	John Massey	Mike Shankles
Jeremy Cranfield	Jerry Hughes	Vicky McCleod	Harriet Welch
Joe Daniel	Janice Hyde	Brian McSwain

BRANCH OPERATIONS

ALABAMA
Adamsville	Bessemer	Enterprise	Huntsville (2)	Opp	Scottsboro
Albertville	Center Point	Fayette	Jasper	Oxford	Selma
Alexander City	Clanton	Florence	Moody	Ozark	Sylacauga
Andalusia	Cullman	Fort Payne	Moulton	Pelham	Troy
Arab	Decatur	Gadsden	Muscle Shoals	Prattville	Tuscaloosa
Athens	Dothan (2)	Hamilton	Opelika	Russellville (2)	Wetumpka

GEORGIA
Adel	Carrollton	Dalton	Greensboro	Madison	Statesboro
Albany	Cartersville	Dawson	Griffin	Manchester	Stockbridge
Alma	Cedartown	Douglas (2)	Hartwell	McDonough	Swainsboro
Americus	Chatsworth	Douglasville	Hawkinsville	Milledgeville	Sylvania
Athens (2)	Clarkesville	Dublin	Hazlehurst	Monroe	Sylvester
Bainbridge	Claxton	East Ellijay	Helena	Montezuma	Thomaston
Barnesville	Clayton	Eastman	Hinesville (2)	Monticello	Thomson
Baxley	Cleveland	Eatonton	Hiram	Moultrie	Tifton
Blairsville	Cochran	Elberton	Hogansville	Nashville	Toccoa
Blakely	Colquitt	Fayetteville	Jackson	Newnan	Valdosta
Blue Ridge	Columbus	Fitzgerald	Jasper	Perry	Vidalia
Bremen	Commerce	Flowery Branch	Jefferson	Pooler	Villa Rica
Brunswick	Conyers	Forsyth	Jesup	Richmond Hill	Warner Robins
Buford	Cordele	Fort Valley	Kennesaw	Rome	Washington
Butler	Cornelia	Ft. Oglethorpe	LaGrange	Royston	Waycross
Cairo	Covington	Gainesville	Lavonia	Sandersville	Waynesboro
Calhoun	Cumming	Garden City	Lawrenceville	Savannah	Winder
Canton	Dahlonega	Georgetown	Macon

BRANCH OPERATIONS
(Continued)

LOUISIANA
Abbeville	Denham Springs	Houma	Marksville	New Iberia	Slidell
Alexandria	DeRidder	Jena	Minden	Opelousas	Springhill
Bastrop	Eunice	Lafayette	Monroe	Pineville	Sulphur
Bossier City	Franklin	LaPlace	Morgan City	Prairieville	Thibodaux
Covington	Hammond	Leesville	Natchitoches	Ruston	Winnsboro
Crowley
MISSISSIPPI
Amory	Columbia	Gulfport	Jackson	Newton	Pontotoc
Batesville	Columbus	Hattiesburg	Kosciusko	Olive Branch	Ripley
Bay St. Louis	Corinth	Hazlehurst	Magee	Oxford	Senatobia
Booneville	Forest	Hernando	McComb	Pearl	Starkville
Brookhaven	Greenwood	Houston	Meridian	Philadelphia	Tupelo
Carthage	Grenada	Iuka	New Albany	Picayune	Winona

SOUTH CAROLINA
Aiken	Chester	Greenville	Lexington	North Charleston	Spartanburg
Anderson	Columbia	Greenwood	Manning	North Greenville	Summerville
Batesburg- Leesvile	Conway	Greer	Marion	North Myrtle Beach	Sumter
Beaufort	Dillon	Hartsville	Moncks Corner	Orangeburg	Union
Camden	Easley	Irmo	Myrtle Beach	Rock Hill	Walterboro
Cayce	Florence	Lake City	Newberry	Seneca	Winnsboro
Charleston	Gaffney	Lancaster	North Augusta	Simpsonville	York
Cheraw	Georgetown	Laurens

TENNESSEE
Alcoa	Crossville	Greenville	Knoxville	Madisonville	Sparta
Athens	Dayton	Hixson	LaFollette	Newport	Tullahoma
Bristol	Elizabethton	Johnson City	Lenior City	Sevierville	Winchester
Cleveland	Gallatin	Kingsport

DIRECTORS

Ben F. Cheek, IV Chairman 1st Franklin Financial Corporation	John G. Sample, Jr. Senior Vice President and Chief Financial Officer Atlantic American Corporation

Ben F. Cheek, III Vice Chairman 1st Franklin Financial Corporation	C. Dean Scarborough Realtor

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Keith D. Watson President Bowen & Watson, Inc.

Jim H. Harris,III Founder / Co-owner Unichem Technologies Founder / Owner / President Moonrise Distillery

EXECUTIVE OFFICERS

Ben F. Cheek, IV Chairman
Ben F. Cheek, III Vice Chairman

Virginia C. Herring President and Chief Executive Officer

A. Roger Guimond Executive Vice President and Chief Financial Officer

J. Michael Culpepper Executive Vice President and Chief Operating Officer
Daniel E. Clevenger, II Executive Vice President - Compliance
C. Michael Haynie Executive Vice President - Human Resources

Kay S. Lovern Executive Vice President – Strategic and Organization Development

Chip Vercelli Executive Vice President – General Counsel

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303